Community First, Inc.

501 S. James Campbell Blvd.

Columbia, TN 38401

August 9, 2016

VIA EDGAR & Overnight Courier

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0303

Attention: Mr. Joshua Dilk

Re:	Community First, Inc.
Registration Statement on Form S-1, File No. 333-210977 (the “Registration Statement”)

Mr. Dilk:

On behalf of Community First, Inc. (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby request acceleration of the effective date of the Registration Statement to 9:00 a.m. Eastern Time on Friday, August 12, 2016, or as soon thereafter as is practicable.

The disclosure in the referenced filing is the responsibility of the Registrant. The Registrant represents to the U.S. Securities and Exchange Commission (the “Commission”) that should the Commission, or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

If you have any questions, please feel free to contact the undersigned at (931) 490-6389 or our outside counsel, D. Scott Holley, by telephone at (615) 742-7721 or by e-mail at sholley@bassberry.com. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

COMMUNITY FIRST, INC.

By:	/s/ Jon Thompson
Name:	Jon Thompson
Title:	President and Chief Financial Officer